Delisting Determination,The Nasdaq Stock Market, LLC,
July 2, 2009, BankUnited Financial Corporation. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of BankUnited Financial Corporation
(the Company), effective at the opening of the trading session on July 13, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5100, 5110(b) and IM-5100-1. The Company was notified of the Staffs determination on May 22, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on June 2, 2009.